Exhibit A

Ceragon Highlights Select Private Network Contracts Totaling $10 Million
in Recent Months

Recent deals across utilities, mining, and public sector markets underscore continued
momentum in private networks growth strategy.

Rosh Ha'ain, Israel, April 15, 2026 – Ceragon (NASDAQ: CRNT), a leading solutions provider of end-to-end wireless connectivity, today highlighted multiple recent private network contracts, demonstrating continued market penetration to address customer challenges in utility, mining, defense, and public sector network environments. These include deals totaling approximately $10 million in contract value, reflecting strong order intake and near-term revenue visibility projected at $7.4 million for 2026.

The contracts demonstrate Ceragon’s continued progress and success in positioning itself as a global end-to-end private network solutions provider. The company delivers network design, integration, deployment, and support for mission-critical environments where traditional connectivity often falls short. Its solutions are anchored in advanced wireless transport, combined with private 5G/LTE to enable edge IoT connectivity and support operational automation.

Across these highlighted engagements, Ceragon has supported customers in diverse geographies and vertical markets, addressing complex operational challenges with tailored, high-performance wireless solutions:

•
Water Utility Network (North America): Ceragon is delivering a comprehensive solution for a regional water utility, integrating advanced smart sensing surveillance systems, autonomous drones, and a robust mission-critical communications infrastructure including tower construction, microwave backhaul, and point-to-multipoint technologies. The end-to-end deployment enables enhanced monitoring and safeguarding of essential assets, improves real-time operational visibility, and supports reliable coordination for field teams and control systems.

•
Tribal Community Broadband Network (North America): Ceragon will deploy a private LTE wireless network to connect a remote and underserved community, enabling high-speed broadband access where traditional infrastructure is limited. The solution supports essential services such as education, healthcare, and local economic development, while overcoming geographic and coverage challenges.

•
Defense Connectivity Services: Ceragon is delivering private 5G-enabled wireless solutions and network-as-a-service (NaaS) to provide secure, high-performance connectivity for ground personnel at an international military base. The 5G solution supports the growing demand for mobile applications and digital services, going beyond traditional connectivity approaches. Ceragon is responsible for network design and ongoing management as part of a recurring services engagement. Following a successful project deployment, there is a potential to replicate this solution at 20+ additional bases.

•
Utility Transmission Network (Asia-Pacific): Ceragon is delivering a mission-critical private network for a major, nationwide electricity transmission operator, enabling secure, resilient communications across high-voltage assets in both remote and urban environments. The solution supports real-time monitoring, operational control, and field connectivity, addressing the need for reliable infrastructure in challenging conditions.

•
Mining Operations Network (Latin America): Ceragon is modernizing and expanding the communications backbone for a large-scale mining operation, delivering a high-capacity, resilient microwave transport network that supports mission-critical voice and data, industrial automation, and real-time operational systems—all part of a long-term (4-year) contract agreement. The solution replaces legacy infrastructure, improving performance, scalability, and reliability while reducing operational risk. Ceragon’s scope includes network design and engineering, supply and deployment of high-capacity microwave links, integration with existing infrastructure, and full installation, testing, and ongoing support—ensuring a highly available, future-ready network aligned with stringent operational requirements.

“Private networks continue to represent an important growth engine for Ceragon, and we are demonstrating our ability to develop end-to-end solutions to meet the unique needs of these customers," said Doron Arazi, Chief Executive Officer of Ceragon. “Organizations across industries are increasingly turning to us for complete, end-to-end solutions that go beyond backhaul—delivering the performance, reliability, and flexibility required for their most critical operations. Our ability to design, deploy, and support these networks globally positions us uniquely to capture this expanding market opportunity.”

Ceragon’s private network solutions expertly integrate partner ecosystem-based private 5G/LTE technologies with Ceragon’s core high-capacity microwave and millimeter wave transport, along with other advanced wireless technologies and full lifecycle services. These solutions enable customers to deploy secure, scalable, and high-performance networks tailored to their specific operational requirements.

With increasing demand for dedicated connectivity in mission-critical environments, Ceragon expects continued growth in its private networks segment, reinforcing its strategic focus on delivering comprehensive, end-to-end solutions worldwide.

About Ceragon

Ceragon (NASDAQ: CRNT) is the global innovator and leading solutions provider of end-to-end wireless connectivity, specializing in transport, access, and AI-powered managed & professional services. Through our commitment to excellence, we empower customers to elevate operational efficiency and enrich the quality of experience for their end users.

Our customers include service providers, utilities, public safety organizations, government agencies, energy companies, and more, who rely on our wireless expertise and cutting-edge solutions for 5G & 4G broadband wireless connectivity, mission-critical services, and an array of applications that harness our ultra-high reliability and speed. Ceragon solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries. Through our innovative, end-to-end solutions, covering hardware, software, and managed & professional services, we enable our customers to embrace the future of wireless technology with confidence, shaping the next generation of connectivity and service delivery. Ceragon delivers extremely reliable, fast to deploy, high-capacity wireless solutions for a wide range of communication network use cases, optimized to lower TCO through minimal use of spectrum, power, real estate, and labor resources - driving simple, quick, and cost-effective network modernization and positioning Ceragon as a leading solutions provider for the “connectivity everywhere” era.

For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON® is a trademark of Ceragon, registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations there from will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon's future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: Company's forward-looking forecasts, with respect to which there is no assurance that such forecasts will materialize; Company's ability to future plan, business, marketing and product strategies on the forecasted evolution of the market developments, such as market and territory trends, future use cases, business concepts, technologies, future demand, and necessary inventory levels; the effects of fluctuations in currency exchange rates between the currencies in which we operate; the effects of global economic trends, including recession, rising inflation, rising interest rates, commodity price increases and fluctuations, commodity shortages and exposure to economic slowdown; risks related to the war situation in Israel and the escalation of hostilities in the Middle East;  risks associated with delays in the transition to 5G technologies and in the 5G rollout; risks relating to the concentration of our business on a limited number of large mobile operators and the fact that the significant weight of their ordering, compared to the overall ordering by other customers, coupled with inconsistent ordering patterns, could negatively affect us; risks resulting from the volatility in our revenues, margins and working capital needs; disagreements with tax authorities regarding tax positions that we have taken could result in increased tax liabilities; the high volatility in the supply needs of our customers, which from time to time lead to delivery issues and may lead to us being unable to timely fulfil our customer commitments; risks relating to the conversion of bookings into revenues, that may be adversely affected by changes in customer requirements, evolving needs, or deployment timelines, order cancellations or modifications, or macroeconomic conditions; and such other risks, uncertainties and other factors that could affect our results of operation, as further detailed in Ceragon's most recent Annual Report on Form 20-F, as published on March 25, 2025, as well as other documents that may be subsequently filed by Ceragon from time to time with the Securities and Exchange Commission.

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Ceragon’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Ceragon does not assume any obligation to update any forward-looking statements unless required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Investor Contact:

Rob Fink
FNK IR
1+646-809-4048

Joey Delahoussaye
FNK IR
1+312-809-1087

crnt@fnkir.com